Exhibit (a)(5)(D)

For Immediate Release
April 21, 2000

Contact:   John C. Osterman
           President
           Chicago Rivet & Machine Co.
           (630) 357-8500


           CHICAGO RIVET & MACHINE CO. ANNOUNCES FINAL RESULTS OF
                         DUTCH AUCTION TENDER OFFER


        NAPERVILLE, IL (April 21, 2000) - Chicago Rivet & Machine Co. (AMEX:CVR) today announced the final results of its Dutch Auction tender offer which expired April 14, 2000 at 5:00 P.M., New York City time. Chicago Rivet commenced the tender offer to purchase up to 225,000 shares of its common stock at a price between $20.00 and $23.00 per share net to the seller in cash, without interest, on March 16, 2000.

        Based on the final count by the depositary for the tender offer, Chicago Rivet accepted for payment under applicable securities laws 159,564 shares of common stock, representing approximately 14.0% of outstanding shares, at a purchase price of $23.00 per share. Payment for the shares accepted for purchase, and return of all other shares tendered but not accepted for payment, will occur promptly by the depositary. As a result of completing the tender offer, Chicago Rivet has approximately 978,532 shares of common stock outstanding.

        The dealer manager for the tender offer was BMO Nesbitt Burns Corp.

        Chicago Rivet & Machine Co. operates in two segments of the fastener industry: fasteners and assembly equipment. The fastener segment consists of the manufacture and sale of rivets, cold-headed fasteners and parts and screw machine products. The assembly equipment segment consists primarily of the manufacture of automatic rivet setting machines, automatic assembly equipment, parts and tools for such machines, and the leasing of automatic rivet setting machines.